SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

BIOENVISION, INC.
(Name of Subject Company)

BIOENVISION, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(including the associated preferred stock purchase rights)
Series A Convertible Participating Preferred Stock, par value $0.001 per share
(Title of Class of Securities)

09059N100
(CUSIP Number of Common Stock)

David P. Luci
345 Park Avenue, 41st Floor
New York, New York 10154
(212) 750-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.
James R. Kasinger, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on June 7, 2007 and amended by Amendment No. 1 on June 12, 2007, Amendment No. 2 on June 15, 2007 and Amendment No. 3 on June 18, 2007 (the “Schedule 14D-9”) by Bioenvision, Inc., a Delaware corporation (the “Company”).  The Schedule 14D-9 and this Amendment No. 4 relate to the tender offer (the “Offer”) by Wichita Bio Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), as disclosed in a Tender Offer Statement on Schedule TO, dated June 4, 2007 (the “Schedule TO”), filed by the Purchaser and Genzyme, to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of the Company, at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).  The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 29, 2007 (the “Merger Agreement”), among Genzyme, Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly-owned subsidiary of Genzyme (the “Merger”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings given in the Schedule 14D-9.  All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 4, except that such information is hereby amended to the extent specifically provided herein.

Item 4.                        The Solicitation or Recommendation.

Item 4 of Schedule 14D-9 is hereby amended by replacing the last sentence of the section entitled “Commercial Arrangement with Genzyme” with the following:

Discussion Concerning a “Reversionary” Right Under Co-Development Agreement.

Pursuant to the Co-Development Agreement, as amended, the Company and Genzyme agreed to co-develop clofarabine and, under Section 6.1, the Company granted Genzyme the exclusive right to market and sell clofarabine in the United States and Canada for the treatment of cancer.

The Co-Development Agreement also includes other obligations relating to the parties’ co-development activities including, for example, the obligation to share data generated during clinical development and the obligation to share certain costs incurred in the development of clofarabine.  During the performance of the Co-Development Agreement, the parties have disagreed from time to time on the interpretation of certain of their respective rights and obligations under the Co-Development Agreement.  Some of these disagreements have been resolved by the parties in the ordinary course of business.  In some instances, the parties have continued to perform their obligations under the Co-Development Agreement while reserving their rights with respect to disagreements that they were not able to resolve.

For example, the parties have disagreed as to the proper interpretation of the language in Section 3.6 of the Co-Development Agreement. Section 3.6 provides that if Genzyme fails to file a new drug application for chronic leukemia or solid tumors within a prescribed period of time, then Bioenvision shall have the right to make such filing.  If the Company prepared and filed an NDA for the treatment of chronic leukemia or solid tumors, and if that application were to be approved, the parties do not agree as to whether the Company would then have the right to market and sell clofarabine in North America for those indications or whether Genzyme would retain those rights under Section 6.1 of the Co-Development Agreement, as described above.  Given the disagreement as to the interpretation of the parties’ rights under the Co-Development Agreement, and given the challenges of developing clofarabine for the treatment of chronic leukemia or solid tumors and preparing and filing an NDA for those uses, the Company has elected at this time to focus its resources and efforts on the development and commercialization of clofarabine outside of the United States while reserving its rights under Section 3.6 of the Co-Development Agreement.

Item 4 of Schedule 14D-9 is hereby amended by adding the following sentence after subsection (iv) at the end of the section entitled “Reasons for the Recommendation of the Company Board – Transaction Financial Terms; Premium to Market Price.”:

The Company Board also considered an analysis that the mean and median one-month purchase price premiums that had been paid in selected biotechnology transactions were 55.9% and 58.9%, respectively.

Item 5.                      Person/Assets, Retained, Employed, Compensated or Used.

Item 5 of Schedule 14D-9 is hereby amended by adding the following to the end of the first paragraph thereof:

Opinion of the Company’s Financial Advisor

On May 28, 2007, at a meeting of the Company Board held to evaluate the Offer and the Merger, UBS rendered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated May 28, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $5.60 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the Company Common Stock (other than Genzyme, Purchaser, holders who have entered into a stockholders agreement with Genzyme and Purchaser, and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of UBS’ written opinion, dated May 28, 2007, to the Company Board is attached as Annex II and is incorporated herein by reference.  Holders of the Company Common Stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken.  UBS’ opinion was provided for the benefit of the Company Board in connection with, and for the purpose of, its evaluation of the $5.60 per share cash consideration from a financial point of view and does not address any other aspect of the Offer and the Merger.  The opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer and the Merger.  The opinion does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or how to vote or act with respect to the Merger.

The summary of UBS’ opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, among other things, UBS:

•       reviewed certain publicly available business and historical financial information relating to the Company;

•       reviewed certain internal financial information and other data relating to the Company’s business and financial prospects that were provided to UBS by the Company’s management and not publicly available, including financial forecasts and estimates prepared by the Company’s management;

•       conducted discussions with members of the Company’s senior management concerning the Company’s business and financial prospects;

•       reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•       compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•       reviewed current and historical market prices of the Company Common Stock;

•       reviewed a draft dated May 28, 2007 of the Merger Agreement; and

•       conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

At the direction of the Company Board, UBS contacted selected third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date of UBS’ opinion.

In connection with its review, with the consent of the Company Board, UBS did not assume any responsibility for independent verification of any of the information provided to or reviewed by UBS for the purpose of its opinion and, with the consent of the Company Board, UBS relied on that information being complete and accurate in all material respects.  In addition, with the consent of the Company Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company, and was not furnished with any evaluation or appraisal.  With respect to the financial forecasts and estimates prepared by the Company’s management, UBS assumed, at the direction of the Company Board, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future performance.  UBS relied, at the direction of the Company Board, without independent verification or investigation, upon the assessments of the Company’s management as to the Company’s products and technology and the risks associated with such products and technology (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and technology).  UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the direction of the Company Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the $5.60 per share cash consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the Offer and the Merger.  In rendering its opinion, UBS assumed, with the consent of the Company Board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the Company and Genzyme would comply with all material terms of the Merger Agreement, and (iii) the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement.  UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained without any material adverse effect on the Company or the Offer and the Merger.

In connection with rendering its opinion to the Company Board, UBS performed a variety of financial and comparative analyses which are summarized below.  The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion.  The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.  With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison is either identical or directly comparable to the Company or the Offer and the Merger.  These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors without considering all analyses and factors or the narrative description of the analyses could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion.  UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company provided by the Company’s management in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates.  In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company.  Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

The per share cash consideration was determined through negotiation between the Company and Genzyme and the decision to enter into the Offer and the Merger was solely that of the Company Board.  UBS’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Offer and the Merger or the per share cash consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Company Board on May 28, 2007 in connection with UBS’ opinion.  Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Companies Analysis

UBS compared selected financial and stock market data of the Company with corresponding data, to the extent publicly available, of the following nine selected publicly traded companies in the biopharmaceutical sector of the healthcare industry:

• BioMarin Pharmaceutical Inc.
• Cubist Pharmaceuticals, Inc.
• CV Therapeutics, Inc.
• GTx, Inc.
• Inspire Pharmaceuticals, Inc.
• Neurocrine Biosciences, Inc.
• NPS Pharmaceuticals, Inc.
• Pharmion Corporation
• XOMA Ltd.

UBS reviewed, among other things, the enterprise values of the selected companies (calculated as diluted equity value based on closing stock prices on May 25, 2007, plus the book value of debt and minority interests, plus preferred stock at its liquidation value, less cash and cash equivalents) as a multiple of the respective company’s calendar years 2007, 2008 and 2009 estimated revenue.  UBS then compared these multiples derived from the selected companies with corresponding multiples implied for the Company based on the $5.60 per share cash consideration.

Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.  Estimated calendarized financial data for the Company were based both on internal estimates prepared by the Company’s management (“Management Estimates”) and publicly available research analysts’ estimates (“Wall Street Estimates”).  This analysis indicated for the selected companies implied revenue multiple ranges for calendar year 2007 of 3.4x to 13.8x (with a mean of 7.6x and a median of 8.5x), for calendar year 2008 of 2.6x to 16.6x (with a mean of 6.4x and a median of 5.7x) and for calendar year 2009 of 2.0x to 6.6x (with a mean of 4.0x and a median of 4.1x), as compared to corresponding multiples implied for the Company based on the $5.60 per share cash consideration for calendar years 2007, 2008 and 2009 of 12.4x, 7.8x and 4.8x (utilizing Management Estimates) and 7.6x, 3.3x and 2.0x (utilizing Wall Street Estimates), respectively.

Selected Transactions Analysis.

UBS reviewed transaction values in the following 16 selected transactions in the biopharmaceutical sector of the healthcare industry that were publicly announced between December 2001 and February 2007:

Announcement Date	Acquiror	Target
•02/2007	• Shire plc	• New River Pharmaceuticals Inc.
•11/2006	• Actelion Ltd.	• CoTherix, Inc.
•11/2006	• Genentech, Inc.	• Tanox, Inc.
•10/2006	• Merck & Co., Inc.	• Sirna Therapeutics, Inc.
•10/2006	• Eli Lilly and Company	• ICOS Corporation
•08/2006	• Genzyme Corporation	• AnorMED Inc.
•06/2006	• Novartis AG	• NeuTec Pharma plc
•05/2006	• AstraZeneca UK Limited	• Cambridge Antibody Technology Group plc
•09/2005	• GlaxoSmithKline plc	• ID Biomedical Corporation
•07/2005	• MGI Pharma, Inc.	• Guilford Pharmaceuticals, Inc.
•05/2005	• Genzyme Corporation	• Bone Care International, Inc.
•04/2005	• Shire plc	• Transkaryotic Therapies Incorporated
•02/2004	• Genzyme Corporation	• ILEX Oncology, Inc.
•08/2003	• Genzyme Corporation	• Sangstat Medical Corp.
•12/2001	• Millennium Pharmaceuticals, Inc.	• COR Therapeutics, Inc.
•12/2001	• MedImmune, Inc.	• Aviron

UBS reviewed transaction values, calculated as the enterprise value (purchase prices paid for the target equity, plus the book value of debt and minority interests, plus preferred stock at its liquidation value, less cash and cash equivalents) in the selected transactions, as a multiple of one-year and two-year forward estimated revenue.  UBS then compared these multiples derived from the selected transactions to the Company’s implied calendar years 2007 and 2008 estimated revenue multiples based on the $5.60 per share cash consideration.

Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.  Estimated calendarized financial data for the Company were based on Management Estimates.  This analysis indicated for the selected transactions an implied one-year forward revenue multiple range of 2.9x to 13.4x (with a mean of 8.0x and a median of 8.5x) and an implied two-year forward revenue multiple range of 2.0x to 12.8x (with a mean of 6.8x and a median of 6.0x), as compared to implied revenue multiples for the Company based on the $5.60 per share cash consideration for calendar years 2007 and 2008 of 12.4x and 7.8x, respectively.

Discounted Cash Flow Analysis.

UBS performed a discounted cash flow analysis to calculate the estimated present value as of June 30, 2007 of the stand-alone unlevered, after-tax free cash flows that the Company could generate over fiscal years 2008 through 2022 based on Management Estimates.  The unlevered, after-tax free cash flows, adjusted to reflect the Company’s net operating loss carryforward for tax purposes anticipated by the Company’s management to be utilized by the Company, were discounted to present value using discount rates ranging from 17.5% to 22.5%.  This analysis indicated an implied equity reference range for the Company of approximately $3.72 to $5.33 per share, as compared to the $5.60 per share cash consideration.

Item 8.                      Additional Information.

Item 8 of Schedule 14D-9 is hereby amended by adding the following to the end of such section:

(i)            Certain Legal Proceedings.

On June 20, 2007, a purported shareholder of the Company filed a purported class action lawsuit in the Court of Chancery in the State of Delaware, New Castle County docketed as Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP (the “Action”) against the Company, each of its directors, Genzyme and Purchaser.  The Action purports to be brought individually and on behalf of all holders of Common Shares.  The Action alleges that the director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and that Genzyme aided and abetted such alleged breach of the director defendants’ fiduciary duties.  Based on these allegations, the Action seeks, among other relief, injunctive relief enjoining each of the Company, its directors, Genzyme and Purchaser from consummating the Offer and the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof, declaring that the defendants have committed or participated in a breach of their fiduciary duty to the purported shareholder and other members of the class, and awarding plaintiff the costs and disbursements of this Action including a reasonable allowance for plaintiff’s attorneys and experts’ fees.  The purported shareholder also filed an expedited proceedings motion, seeking to proceed with discovery on an expedited basis. The Company and the Company’s Board of Directors believe the allegations in the Action are without merit.

A copy of the complaint, the motion for preliminary injunction and the motion for expedited proceedings in this Action are attached hereto as Exhibits (e)(17), (e)(18) and (e)(19) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (e)(17), (e)(18) and (e)(19).

Item 8 of Schedule 14D-9 is hereby amended by adding the following to the end of Item 8:

(j)             Certain Projections.

The Company does not as a matter of course make public projections as to future performance, earnings or other results, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates.  However, in connection with the evaluation of the Merger Agreement and the transactions contemplated thereby, the Company Board reviewed a set of forecasts prepared by the Company’s management regarding the Company’s anticipated future operations for the fiscal years 2008 through 2022.  With respect to these forecasts, the Company’s management and the Company Board recognized that the Company would require additional funds in order to carry out such plans to their full extent.  Further, the Company’s organizational capacity to achieve these projections had not yet been assessed.  These forecasts were prepared to highlight the maximum potential for the Company’s assets (focusing on selected programs which generated a positive net present value) and did not take into account the Company’s resources and ability to optimally execute such programs.  For example, the Company Board was not prepared to approve a final strategic plan until, among other things, (i) some of the assets were removed and/or other strategic alternatives were proposed so that the ultimate plan reflected less reliance on access to additional capital through the equity capital markets and (ii) the Company’s organizational capabilities were assessed in light of the proposed plan.  A summary of the forecasts is set forth below.

7

	Fiscal Year End June 30,
($000,000s)	2008	2009	2010	2011	2012	2013	2014	2015	2016
Net Sales	24.1	41.8	65.6	124.6	205.0	309.7	416.3	508.1	578.7
Royalties	3.1	6.9	10.4	15.4	19.9	15.7	11.3	6.1	5.2
Net Sales & Royalties	27.2	48.6	76.0	139.9	224.9	325.4	427.6	514.2	583.9
COGS & Royalty	(2.5)	(4.4)	(6.9)	(13.1)	(21.9)	(36.2)	(53.9)	(69.4)	(80.2)
R&D	(19.5)	(30.8)	(20.3)	(4.8)	(4.3)	(3.0)	(5.0)	(3.0)	(3.0)
SG&A	(37.3)	(51.5)	(72.4)	(102.0)	(123.4)	(126.3)	(141.1)	(145.6)	(146.9)
SRI Royalty Payments and Profit Share	(2.1)	(6.1)	(8.8)	(28.2)	(10.2)	(47.2)	(4.3)	(1.3)	(0.8)
Total Operating Expense	(61.4)	(92.8)	(108.4)	(148.1)	(159.8)	(212.7)	(204.4)	(219.3)	(230.8)
EBIT	(342)	(44.1)	(32.4)	(8.2)	65.1	112.7	223.2	294.9	353.1
Plus: D&A	1.2	1.3	1.4	1.5	1.6	1.7	1.9	2.0	2.2
EBITDA	(33.0)	(42.8)	(31.1)	(6.7)	66.8	114.4	225.1	296.9	355.3

	Fiscal Year End June 30,
($000,000s)	2017	2018	2019	2020	2021	2022
Net Sales	405.1	243.1	72.9	43.8	30.6	24.5
Total Royalties	2.6	0.7	0.7	0.7	0.7	0.7
Net Sales & Royalties	407.7	243.8	73.7	44.5	31.4	25.2
Total Op. Costs (before SRI Royalty and Profit Share	(59.6)	(36.6)	(12.6)	(8.4)	(6.6)	(5.7)
SRI Royalty Payments and Profit Share	0.0	0.0	0.0	0.0	0.0	0.0
Total Operating Costs	(60.1)	(37.0)	(13.0)	(8.9)	(7.0)	(6.2)
EBIT	347.6	206.8	60.7	35 .6	24.3	19.1
Plus: D&A	2.2	2.2	2.2	2.2	2.2	2.2
EBITDA	349.8	209.0	62.9	37.8	26.5	21.3

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were reviewed by the Company Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby and made available by the Company to its financial advisor.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the inherently unpredictable nature of projections and the fact that they do not reflect a final Board approved strategic plan; the requirement for additional capital which may or may not be available and would cause significant dilution to shareholders; the failure to develop competitive products; factors affecting pricing; fluctuations in demand; reductions in customer budgets; the failure to retain key management and technical personnel of the Company; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended June 30, 2006. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Genzyme, Purchaser or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Genzyme, Purchaser nor their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither of the Company, nor, to the knowledge of the Company, Genzyme or Purchaser, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Genzyme or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Item 9.                        Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description
(e)(17)

Complaint filed by Oppenheim Pramerica Asset Management S.A. R.L., on behalf of FCP OP Medical Biohe@lth-Trends and all other public shareholders of Bioenvision, Inc., on June 20, 2007, in the Court of Chancery in the State of Delaware, New Castle County.

(e)(18)

Motion for Preliminary Injunction in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007.

(e)(19)

Motion for Expedited Proceedings in Oppenheim Asset Management, et. al. v. Bioenvision, Inc., et al., Civ. A. No. 3040-VCP, filed in the Court of Chancery in the State of Delaware, New Castle County on June 20, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2007	BIOENVISION, INC.

	By:	/s/ David P. Luci
David P. Luci
Executive Vice President, General Counsel, and Corporate Secretary